

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Ashish Kapoor
Chief Financial Officer
CordovaCann Corp.
217 Queen Street West
Suite 401
Toronto, Ontario, M5V 0R2, Canada

> **Re: CordovaCann Corp.**
> **Form 20-F for the Fiscal Year Ended June 30, 2021**
> **Filed December 15, 2021**
> **File No. 000-50492**

Dear Mr. Kapoor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2021

Item 16F Change in Registrant's Certifying Accountant, page 55

1. We note your change in certifying accountant as of October 15, 2020. Please file your former accountant's letter stating whether it agrees with the statements made by you in Item 16F and, if not, stating the respects in which it does not agree in accordance with Item 16F(a)(3) of Form 20-F.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services